Exhibit 99.1

Minera Exar S.A.

Annual Financial Statements

For the year ended December 31, 2025

(Expressed in thousands of US Dollars)

Report of Independent Auditors

To the Board of directors of Minera Exar S.A.

Opinion

We have audited the accompanying financial statements of Minera Exar S.A. (the “Company”), which comprise the statements of financial position as of December 31, 2025 and 2024, and the related statements of comprehensive (loss)/income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern for at least, but not limited to, twelve months from the end of the reporting period, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

www.pwc.com.ar	Price Waterhouse & Co. S.R.L., Bouchard 557, 8th floor, C1106ABG - Autonomous City of Buenos Aires, Argentina, T: +(54.11) 4850.0000

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with US GAAS, we:

●
Exercise professional judgment and maintain professional skepticism throughout the audit.
●
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
●
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
●
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
●
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ PRICE WATERHOUSE & CO. S.R.L.

------------------------------------------------------------------------

/s/ Juan Manuel Gallego Tinto

Buenos Aires, Argentina

March 20, 2026

2

MINERA EXAR S.A.

STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of US dollars)

		As at December 31,
	Note	2025	2024
Current assets
Cash and cash equivalents	7	70,799	11,190
Investments	23	16,083	-
Accounts receivable	6, 17	50,830	40,459
Other receivables and prepayments	8	44,281	19,188
Inventory	9	249,372	241,587
		431,365	312,424
Non-Current assets
Other receivables and prepaids	8	9,584	18,182
Mineral properties	10	202,374	202,832
Property, plant and equipment	11	1,179,607	1,254,809
		1,391,565	1,475,823
TOTAL ASSETS		1,822,930	1,788,247

Current liabilities
Accounts payable and accrued liabilities		56,846	65,821
Other taxes payable		4,751	6,236
Loans and borrowings	12	242,910	799,150
Provisions		2	132
		304,509	871,339
Non-Current liabilities
Other liabilities		4,773	4,572
Loans and borrowings	12, 18	1,043,270	620,066
Provisions		2,171	1,399
Deferred income taxes liability	21	83,689	98,302
		1,133,903	724,339
TOTAL LIABILITIES		1,438,412	1,595,678

EQUITY
Share capital	13	37,661	37,514
Contributed surplus		404,774	206,333
Other reserves	17c	32,122	-
Deficit		(90,039)	(51,278)
TOTAL EQUITY		384,518	192,569
TOTAL EQUITY AND LIABILITIES		1,822,930	1,788,247

MINERA EXAR S.A.

STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Expressed in thousands of US dollars and thousands of shares, except for per share amounts)

		Years Ended December 31,
	Note	2025	2024	2023

Revenue	6	271,467	197,685	34,521
Cost of sales	14	(238,513)	(177,980)	(27,799)
Gross profit		32,954	19,705	6,722

Selling expenses	15a	(20,575)	(13,500)	(1,773)
General and administrative expenses	15b	(13,871)	(10,756)	(3,928)
Other income/(expenses)	15c	3,024	2,496	(1,390)
Income/(loss) from operations		1,532	(2,055)	(369)

Finance income		2,084	201	-
Finance costs	15d	(140,833)	(36,459)	-
Foreign exchange (loss)/gain		(9,700)	85,889	-
Derivative gain/(loss)	18	89,949	(3,713)	254,498
Other income/(loss)		3,593	(3,865)	-

(Loss)/income before income taxes		(53,375)	39,998	254,129
Deferred tax recovery/(expenses)	21	14,614	(72,833)	(124,586)
Net (loss)/income		(38,761)	(32,835)	129,543

Net (loss)/income		(38,761)	(32,835)	129,543
(Loss)/income per share, basic and diluted		(0.04)	(0.05)	0.18
Weighted average number of common shares outstanding – basic and diluted		918,062	719,474	719,474

MINERA EXAR S.A.

STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of US dollars, shares in thousands)

	Share capital
	Number of shares (Note 13)	Amount	Contributed surplus	Other reserves	Deficit	Total equity
Balance, December 31, 2022	719,474	37,514	206,333	-	(147,986)	95,861
Net income	-	-	-	-	129,543	129,543
Balance, December 31, 2023	719,474	37,514	206,333	-	(18,443)	225,404
Net loss	-	-	-	-	(32,835)	(32,835)
Balance, December 31, 2024	719,474	37,514	206,333	-	(51,278)	192,569
Debt restructuring (Note 17c)	198,588	147	198,441	32,122	-	230,710
Net loss	-	-	-	-	(38,761)	(38,761)
Balance, December 31, 2025	918,062	37,661	404,774	32,122	(90,039)	384,518

MINERA EXAR S.A.

STATEMENTS OF CASHFLOWS

(Expressed in thousands of US dollars)

	Years ended December 31,
	2025	2024	2023
OPERATING ACTIVITIES
Net (loss)/income	(38,761)	(32,835)	129,543

Items not affecting cash and other items:
Deferred tax (recovery)/expenses	(14,614)	72,833	124,586
Inventory write-down/(reversal)	(1,013)	(4,127)	5,140
Derivative (gain)/loss	(89,949)	(78,085)	(276,040)
Foreign exchange (gain)/loss	9,700	-	-
Depreciation	54,252	20,196	1,776
Provisions	2,163	-	-
Financing costs	133,320	35,154	-
Other income/loss	(59)	-	-
Changes in non-cash working capital items:
Increase in accounts receivable	(9,779)	(40,459)	-
Increase (decrease) in other receivable, prepaids and deposits	(27,680)	(18,850)	1,929
Changes in inventories	(1,519)	(38,779)	(125,858)
Changes in accounts payable and accrued liabilities	(5,290)	15,033	7,064
Changes in customer advances	-	(9,879)	9,879
Net cash generated/(used) in operating activities	10,771	(79,798)	(121,981)

INVESTING ACTIVITIES
Acquisition of investments	(16,172)	-	-
Net additions to property, plant & equipment	(10,158)	24,510	(163,793)
Recovery of VAT previously capitalized to PP&E	21,873	-	-
Payment of interest capitalized to PP&E	(14,994)	-	(23,639)
Additions to exploration and evaluation assets	(3,027)	(16,425)	(37,904)
Net cash (used)/provided in investing activities	(22,478)	8,085	(225,336)

FINANCING ACTIVITIES
Proceeds from loans	216,330	471,878	344,291
Repayment of loans	(130,938)	(389,036)	-
Payment of interest and financing costs	(10,220)	-	-
Net cash provided by financing activities	75,172	82,842	344,291

Effect of foreign exchange on cash	(3,856)	12	-

Change in cash and cash equivalents	59,609	11,141	(3,026)
Cash and cash equivalents – beginning of the year	11,190	49	3,075
Cash and cash equivalents – end of the year	70,799	11,190	49

See Note 20 – Supplemental Cash Flow Information.

MINERA EXAR S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

1. NATURE OF OPERATIONS

Minera Exar Sociedad Anónima (hereinafter “Minera Exar S.A.”, “Exar”, or the “Company”) is a corporation that was legally incorporated and registered in the Province of Mendoza, Argentina, in 2006, and subsequently registered in the Province of Jujuy, Argentina, in 2017 under Folio 374, Entry 367, Book I S.A.

The Company's principal activities are the exploration of mineral properties, the extraction and processing of minerals, and the marketing of its products. The Company holds the rights to the Cauchari-Olaroz Project, a lithium project located in Jujuy, Argentina.

The Company commenced production at the Cauchari-Olaroz Project in June 2023 and achieved commercial production on October 1, 2024.

As at December 31, 2025, the Company is controlled by Ganfeng Lithium Netherlands Co. B.V. (“Ganfeng”), which holds 46.67% of the Company's shares. Lithium Argentina AG (formerly Lithium Americas (Argentina) Corp.) (“Lithium Argentina” or “LAR”) holds 43.43%, Jujuy Energía y Minería Sociedad del Estado (“JEMSE”), a mining investment company owned by the provincial government of Jujuy holds 8.5%, and 2265866 Ontario Holdings B.V. (“Ontario”) holds the remaining 1.4%.

For financing purposes, Exar receives loans from Exar Capital B.V. (“Exar Capital”, or “ECBV”), a Netherlands-based company owned 51% by Ganfeng and 49% by LAR. Exar Capital, in turn, receives funding from both Ganfeng and LAR. In addition, Proyecto Pastos Grandes S.A. (“PGCo”, “PPG”, or “Pastos Grandes”), an Argentina-based company owned 85.1% by LAR and 14.9% by Ganfeng, provided a $65,000 loan in 2024. These loans were used to finance the construction of the Cauchari-Olaroz Project, refinance existing debt, and support working capital needs (Note 17).

On October 9, 2025, the Company established a dedicated branch in Argentina to participate in the Large Investment Incentive Scheme (RIGI, Régmen de Incentivo para Grandes Inversiones), established under Argentina Law No. 27,742. The dedicated branch did not have operations in 2025.

2. BASIS OF PREPARATION AND PRESENTATION

These financial statements have been prepared pursuant to Rule 3-09 of SEC Regulation S-X and in alignment with the accounting policies of Lithium Argentina, for inclusion in LAR’s Form 20-F, as the Company is an equity investee of LAR.

In addition, these financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) (IFRS Accounting Standards) and were approved by the Board of Directors on March 20, 2026.

All amounts are presented in thousands of United States dollars (“US$” or “US dollars”), unless otherwise indicated. The accounting policies set forth in Note 3 have been applied consistently to all periods presented in these financial statements, unless otherwise stated.

The preparation of the financial statements, in accordance with IFRS, requires the Company's management to make certain estimates that may affect the recorded amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the income and expense figures for the reported periods. Actual results may differ from these estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 5.

MINERA EXAR S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

2. BASIS OF PREPARATION AND PRESENTATION (continued)

The ability to do this relies on the Company generating operating cash flows and the availability of credit facilities provided by financial institutions. Based on the Company's forecasted cash flows, current working capital, access to undrawn credit facilities, and the restructuring of related party loans (Note 17c), the Company estimates that it will have sufficient liquidity to meet its obligations and operating requirements for at least the next twelve months and accordingly these financial statements have been prepared on a going concern basis.

3. SUMMARY OF MATERIAL ACCOUNTING POLICIES

Foreign currency translation

Functional and Presentation Currency

Items included in the financial statements of the Company are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The functional and presentation currency of the Company is US dollars (“US$”, or “USD”).

Transactions and Balances

Transactions denominated in currencies other than the functional currency are recorded at the exchange rates prevailing at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated into USD using the closing exchange rate at the reporting date. Exchange differences arising on the settlement or translation of monetary items are recognized in profit or loss from the commencement of the commercial production phase.

Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rate at the date when the fair value was determined.

Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.

On initial recognition, financial assets are classified and measured either at amortized cost, at fair value through profit or loss (“FVTPL”), or fair value through other comprehensive income (“FVOCI”) based on the contractual cash flow characteristics and the business model in which they are held.

Financial assets are measured at amortized cost if they are held for the collection of contractual cash flows, where those cash flows solely represent payments of principal and interest, and if the Company’s intent is to hold these financial assets to collect those cash flows. Financial liabilities are measured at amortized cost unless they are required to be measured at FVTPL or such measurement is an election of the Company.

Financial assets are derecognized when the rights to receive cash flows from the assets expire, or when the Company transfers substantially all the risks and rewards of ownership.

MINERA EXAR S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

3. SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash held with banks, and other short-term, highly liquid investments with original maturities of 90 days or less, all of which are subject to insignificant risks of changes in value.

Accounts receivable, other receivables and prepayments

Trade receivables and other receivables are initially recognized at fair value and subsequently at amortized cost, net of any allowance for expected credit losses.

Accounts payable, accrued liabilities and other liabilities

Accounts payable, accrued liabilities and other liabilities represent obligations for goods and services received or expenses incurred in the ordinary course of business and are initially recognized at fair value and subsequently measured at amortized cost.

Derivative instruments

Derivative instruments, including embedded derivatives in executory contracts or financial liability contracts, are classified as FVTPL and are recorded on the balance sheet at fair value, with unrealized gains and losses recognized in profit or loss. Fair values are determined using inputs that reflect current market conditions as of the balance sheet date or the settlement date of the derivative. Embedded derivatives in non-derivative contracts are recognized separately unless they are closely related to the host contract.

Property, plant and equipment

Property, plant and equipment (“PPE”) are initially recorded at cost and subsequently measured at cost less accumulated depreciation and impairment losses. Cost includes expenditures that are directly attributable to bringing an asset to the location and condition necessary for it to operate as intended by management.

Depreciation

Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets, beginning when the asset is available for use in the manner intended by management. Useful lives, residual values, and depreciation methods are reviewed at least annually and adjusted prospectively when appropriate. Gains and losses arising on the disposal of PPE are recognized in profit or loss.

MINERA EXAR S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

3. SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

The estimated useful lives of major asset categories are as follows:

Asset Category	Useful Life
Field, plant and laboratory equipment	3–15 years
Pools, wells and related equipment	20–40 years
Containers, modules and similar assets	3–10 years
Furniture, fixtures, electronic equipment	3–10 years
Light vehicles	3 years
Lithium carbonate plant	10–30 years
Field operations equipment	20–40 years
Industrial infrastructure	20–30 years
General infrastructure	15–25 years

Rehabilitation Costs

Provisions for site rehabilitation and closure obligations are recognized as part of the cost of the related asset. The capitalized amount is depreciated over the useful life of the mineral property to which it relates.

Construction-in-progress

Construction-in-progress (“CIP”) represents capital expenditures for assets that are not yet ready for their intended use. CIP is not depreciated. When an asset is substantially complete and available for use in the manner intended by management, the accumulated costs are transferred to the appropriate PPE category. Judgment is applied in determining when an asset is considered available for use.

Depreciation of assets related to the Cauchari-Olaroz Project commenced on a component-by-component basis from the date each component was available for its intended use in accordance with IAS 16. The brine pond infrastructure, assessed as available for use prior to commercial production, commenced depreciating in January 1, 2023. On October 1, 2024, Minera Exar determined that commercial production had been achieved for the project as a whole, and depreciation on all remaining project assets commenced on that date.

Repairs and maintenance

Repairs and maintenance costs are recorded to expense as incurred, except when these repairs significantly extend the life of an asset or result in a significant operating improvement. In these instances, the portion of these repairs relating to the betterment is capitalized as part of plant and equipment.

Borrowing costs

Borrowing costs are capitalised at a rate based on the weighted average cost of borrowing or at the rate on project-specific debt, as applicable. Borrowing costs are capitalised as part of the cost of the qualifying asset to which they relate. All other borrowing costs are expensed as incurred.

MINERA EXAR S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

3. SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

Capitalisation of borrowing costs begins when there are borrowings outstanding, when expenditures on the qualifying asset are being incurred, and when activities necessary to prepare the asset for its intended use are underway. Capitalisation ceases when substantially all activities necessary to prepare the qualifying asset for its intended use are complete.

Pre-Production Sales

During the commissioning and pre-production phase of the Cauchari-Olaroz Project, the Company sold certain quantities of lithium carbonate prior to achieving commercial production on October 1, 2024. Revenue from these sales was recognized in profit or loss when control of the product transferred to the customer.

Related production costs, including depreciation of assets used during commissioning, were recorded as inventory and recognized in cost of sales when the associated inventory was sold. These revenues and costs were not offset against CIP, as they did not represent costs necessary to bring the assets to the condition required for their intended use.

Mineral properties and exploration and evaluation expenditures

Exploration and evaluation (“E&E”) expenditures are expensed as incurred until the technical feasibility and commercial viability of extracting mineral resources have been demonstrated. This assessment is based on factors such as the existence of mineral reserves or resources supported by technical studies and the status of mining rights and required permits.

Acquisition costs and claim maintenance costs, including option payments and annual fees required to maintain mineral properties in good standing, are capitalized on a property-by-property basis.

Expenditures incurred in the geological formation of an existing operation (brownfield exploration) are capitalized when it is expected that they will result in future economic benefits.

Once technical feasibility and commercial viability are demonstrated, the related E&E assets are reclassified to Mineral Properties costs.

Development expenditures

Development expenditures include costs that directly contribute to preparing a mining property for commercial production. These typically include engineering and construction activities, mine and infrastructure development, pre-production operations, commissioning activities, and related directly attributable costs.

Capitalized development expenditures are not amortized until the relevant area of the operation is available for use, which corresponds to the commencement of commercial production.

Amortization

Once an area of interest reaches commercial production, development assets are amortized over the expected useful life of the related mineral reserves or production units, on a systematic basis appropriate to the economic consumption of the underlying resources.

MINERA EXAR S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

3. SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

Upon reaching commercial production, capitalised costs are not reclassified to property, plant and equipment but continue to be presented within mineral properties on the statement of financial position. These assets are accounted for in accordance with IAS 16 and depreciated on a units-of-production basis over the expected useful life of the related proven and probable mineral reserves.

Impairment of Exploration and Evaluation Assets

E&E assets are assessed for impairment when facts and circumstances suggest that their carrying amount may not be recoverable. Indicators of impairment include, but are not limited to:

•
the expiry or expected expiry of exploration rights in a specific area;
•
a decision not to budget or conduct further exploration;
•
a lack of discovery of commercially viable resources; and
•
information indicating that the carrying amount is unlikely to be recovered from development or sale.

When an impairment indicator is identified, the affected asset is tested for impairment. If the carrying amount exceeds its recoverable amount, an impairment loss is recognized.

Impairment of non-current non-financial assets

The Company assesses, at each reporting date, whether there are any indicators that property, plant and equipment, exploration and evaluation assets, or other long-term non-financial assets may be impaired. If any such indication exists, or when an impairment test is required, the recoverable amount of the asset or the cash-generating unit (“CGU”) to which it belongs is estimated.

For the purpose of impairment testing, assets are grouped into CGUs, being the lowest level for which identifiable cash inflows are largely independent of the cash inflows of other assets or groups of assets. The Company has a single project, and therefore only one CGU.

The recoverable amount of a CGU is the higher of its fair value less costs of disposal (“FVLCD”) and its value in use (“VIU”).

An impairment loss is recognized when the carrying amount exceeds the recoverable amount. Impairment losses are recognized in profit or loss.

If an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount. The increased carrying amount may not exceed the amount that would have been determined had no impairment loss been recognized in prior periods. Reversals of impairment are recognized in profit or loss.

Inventory

Inventories are measured at the lower of cost and net realizable value.

MINERA EXAR S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

3. SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

Cost includes the cost of materials, direct labor, and a systematic allocation of fixed and variable production overheads incurred in bringing inventories to their present location and condition. Fixed overheads are allocated to inventory based on normal production capacity. Cost is determined using the weighted average cost method.

Raw materials and consumables are stated at acquisition cost. Work in progress and finished goods are stated at production cost, which includes direct costs of extraction and processing, labor, and allocated production overheads such as depreciation of production-related assets and site operating costs.

Brine inventories include costs associated with extraction, concentration, and handling activities up to the point at which the brine is transferred for processing. These costs include direct operating costs and an appropriate allocation of production overheads.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the costs necessary to make the sale. Inventory write-downs to net realizable value are recognized when the carrying amount exceeds net realizable value. Write-downs may be reversed in a subsequent period if the circumstances that caused the write-down no longer exist.

Provisions

The Company’s provisions for reclamation and closure represent management’s best estimate of the present value of the future cash outflows required to restore and rehabilitate areas disturbed by the Cauchari-Olaroz brine operation. These estimates incorporate assumptions regarding the scope of rehabilitation activities, timing of cash outflows, inflation, foreign exchange rates, and discount rates that reflect current market assessments of the time value of money and the risks specific to the obligation.

Reclamation and closure provisions are reviewed at each reporting date and adjusted to reflect changes in estimated future cash flows, timing, and discount rates. Increases or decreases in the provision resulting from changes in estimates or discount rates are recorded as adjustments to the related asset, while accretion arising from the passage of time is recognized in finance costs.

Loans and borrowings

Loans and borrowings are initially recognized at fair value net of transaction costs and are subsequently measured at amortized cost using the effective interest method.

Share Capital

The share capital has been expressed at its historical nominal value, maintaining its balance in Argentine pesos for legal purposes.

Revenue recognition

Revenue from the sale of lithium carbonate is recognized at a point in time when control of the product transfers to the customer. Control transfers when the shipment is loaded aboard the vessel arranged or accepted by the customer, or when delivery is made to another location specified in the contract. There are no remaining performance obligations that would affect the customer’s ability to accept the product once control has transferred.

MINERA EXAR S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

3. SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

The transaction price is based on quoted market prices for lithium carbonate of comparable grade, with the pricing reference date specified contractually prior to export. The price is fixed at the time of shipment and is not subject to subsequent adjustment for market price movements or other factors. Quality-related price adjustments for product that does not meet contractual specifications are determined and agreed with the customer prior to shipment based on the Company’s testing and notification procedures.

Payment terms are short-term and consistent with standard commercial terms in the industry, and the Company has assessed that its contracts do not contain a significant financing component.

Customer advances represent amounts received from customers in advance of the transfer of lithium carbonate and are recognized as revenue when control of the product transfers to the customer.

4. CHANGES IN ACCOUNTING STANDARDS

New accounting standards, amendments and interpretations issued by the IASB that are effective as of December 31, 2025 and have been adopted by the Company

Amendments to IAS 21 - Lack of exchangeability

In August 2023, the IASB amended IAS 21 to add requirements to assist entities in determining whether a currency is convertible into another currency and the spot exchange rate to use when it is not. Prior to these amendments, IAS 21 established the exchange rate to use when the lack of exchangeability is temporary, but not what to do when the lack of exchangeability is not temporary.

During fiscal year 2025, the Company applied the amendments to IAS 21 related to the “lack of exchangeability” between currencies, issued by the IASB in August 2023. These amendments provide clearer guidance for assessing whether a functional currency can be converted into another currency and for determining the appropriate spot exchange rate when such convertibility is restricted.

The adoption of the amended IAS 21 did not result in a change in accounting policy, nor did it have a material impact on the Company’s financial position, financial performance, or cash flows for the year ended December 31, 2025.

Translation to a Hyperinflationary Presentation Currency (effective 1 January 2027)

In November 2025, the IASB issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates addressing the translation requirements applicable when an entity's presentation currency is that of a hyperinflationary economy. The amendments apply where:

A) the entity's functional currency is that of a non-hyperinflationary economy and it is required to translate its results and financial position into the currency of a hyperinflationary economy; or

B) the entity is translating into the currency of a hyperinflationary economy the results and financial position of a foreign operation whose functional currency is that of a non-hyperinflationary economy.

MINERA EXAR S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

4. CHANGES IN ACCOUNTING STANDARDS (continued)

The amendments are effective for annual reporting periods beginning on or after 1 January 2027, with early adoption permitted. The Company is currently assessing the impact of these amendments on its financial statements.

New published standards, amendments, and interpretations that have not yet entered into force and have not been adopted early:

Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments. These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures.

The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. These amendments require additional disclosures for financial instruments with contingent features that do not relate directly to basic lending risks and costs and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

The amendments are effective for annual periods beginning on or after January 1, 2026. The Company has not yet adopted the amendments but does not expect the amendments to have a significant impact on the Financial Statements.

Amendments to IFRS 9 and IFRS 7 – Contracts Referencing Nature-dependent Electricity

In December 2024, the IASB issued Contracts Referencing Nature-dependent Electricity – Amendments to IFRS 9 and IFRS 7. These amendments aimed to ensure that nature-dependent electricity contracts, where contractual features can expose a company to variability in the underlying amount of electricity because the source of electricity generation depends on uncontrollable natural conditions, are appropriately reflected in the financial statements. The amendments include clarifying the application of the “own use” requirements to these contracts in assessing whether derivative accounting is required, permitting hedge accounting if these contracts are used as hedging instruments and requiring new disclosures that discuss the effect of these contracts on a company’s financial performance and cash flows.

The amendments are effective for annual periods beginning on or after January 1, 2026, with early application permitted. The clarifications regarding the “own use” requirements are applied retrospectively, but the guidance permitting hedge accounting is applied prospectively to new hedging relationships designated on or after the date of initial application. Management is currently assessing the effect of these amendments on the Company’s financial statements.

MINERA EXAR S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

4. CHANGES IN ACCOUNTING STANDARDS (continued)

IFRS 18 Presentation and Disclosure in Financial Statements:

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements which will replace IAS 1, Presentation of Financial Statements. IFRS 18 introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals.

It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes.

In addition, there are consequential amendments to other accounting standards; some requirements previously included in IAS 1 have been moved to IAS 8 and limited amendments have been made to IAS 7 and IAS 34. IFRS 18 is effective for the reporting period beginning on or after January 1, 2027, with early application permitted. Retrospective application is required in both annual and interim financial statements.

The Company is currently assessing the impact of this standard on its financial statements and has not yet applied it.

5. ESTIMATION UNCERTAINTY AND ACCOUNTING POLICY JUDGMENTS

The preparation of these financial statements in conformity with IFRS requires management to make judgements and estimates that affect the amounts reported. These judgements and estimates involve assumptions about future events and conditions and, as such, actual results may differ from these estimates. The following are the areas of accounting policy judgement and accounting estimates that management considers to be most significant to the Company’s financial statements and that involve a higher degree of estimation uncertainty.

Determination of commercial production for the Cauchari Olaroz project

Judgment is a requirement in determining whether a project’s assets are available for use (referred to as “commercial production”). In making this determination, management considers specific facts and circumstances, including, but not limited to, whether the product produced by the plant is saleable, the completion of a reasonable commissioning period, and the achievement of consistent operating results at a predetermined level of design capacity for a reasonable period of time.

The Company determined that commercial production was achieved at the Cauchari-Olaroz project as of October 1, 2024. As a result, the majority of the project’s assets were considered ready for their intended use, and depreciation of these assets commenced on October 1, 2024. Certain assets related to brine extraction were considered available for use prior to this date and depreciation of those assets commenced accordingly.

Assessment of impairment indicators

Judgment is applied when assessing whether indicators of impairment or impairment reversal are present and whether an impairment test is required. In making this assessment, management considers internal and external factors such as changes in market conditions, operating costs and capital expenditures, future lithium prices and sales volumes, legal and permitting developments, market interest rates, inflation and foreign exchange rates, and updates to expected life-of-mine or project plans.

MINERA EXAR S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

5. ESTIMATION UNCERTAINTY AND ACCOUNTING POLICY JUDGMENTS (continued)

Following this assessment for the year ended December 31, 2025, management concluded that no indicators of impairment were present with respect to the Cauchari-Olaroz Project, and accordingly no formal impairment test was required.

Contingent liabilities

Contingent liabilities can relate to certain claims, lawsuits, and other legal proceedings arising in the ordinary course of business, including claims from suppliers and employees. Company management periodically reviews and exercises significant judgement in assessing whether the outflow of economic benefits has become probable, and the amount can be reasonably estimated, thereby requiring the Company to recognize the present obligations.

Decommissioning provision

When title conditions or other rights to use the property, including rights to conduct mining activities, require reclamation activities during the course of use of the property, the costs of such reclamation are expensed as incurred or capitalized depending on the stage of the mining process. In the case of the Company, these expenses have been capitalized, with a corresponding change to the carrying amounts of the related mineral properties under property, plant, and equipment.

If, due to current or past activities, there is an obligation to perform remediation work in the future, a provision for reclamation and restoration is recognized, which includes the mine closure phase. These provisions include costs associated with reclamation, plant closure, waste site closure, and control activities, among others. These costs have been primarily estimated based on current costs, current legal requirements, and current technology. Changes in estimates are treated prospectively. The liability associated with this obligation is valued at its discounted value at a rate of 9.63%.

Mineral reserve and resource estimation

Mineral reserve and resource estimates for the Cauchari-Olaroz brine operation are prepared in accordance with the requirements of Subpart 1300 of Regulation S-K, the SEC’s standards for disclosure of mineral projects by mining registrants.

These estimates rely on assumptions regarding production costs, brine extraction and processing recoveries, lithium concentrations, expected sales volumes, long-term lithium prices, exchange and inflation rates, tax and royalty rates, and capital requirements, based on geological, hydrogeological, technical and economic information. Estimates are prepared by or under the supervision of appropriately qualified persons and are sensitive to changes in commodity prices, operating and capital cost forecasts, and recoveries.

Changes in mineral reserve and resource estimates may have a material impact on the financial statements, including impairment assessments, depreciation of property, plant and equipment and the timing of decommissioning and restoration obligations.

MINERA EXAR S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

6. REVENUE

All revenue for the years ended December 31, 2025, 2024 and 2023 relates to the sale of lithium carbonate produced at the Cauchari-Olaroz Project, recognized at a point in time upon transfer of control to the customer as described in the revenue recognition accounting policy. Revenue is earned entirely from two related party customers under offtake agreements (Note 17).

Revenue by customer was as follows:

	Years ended December 31,
	2025	2024	2023
Lithium Argentina	133,281	94,795	15,083
Ganfeng	138,186	102,890	19,438
Total revenue	271,467	197,685	34,521

Trade receivables arising from the above sales are as follows:

	As at December 31,
	2025	2024
Lithium Argentina	25,507	21,152
Ganfeng	24,705	19,079
Litio Minera Argentina	618	228
Total trade receivables	50,830	40,459

All trade receivables are current, and non-interest bearing. No amounts were past due at December 31, 2025. The Company performed an expected credit loss assessment for these receivables, and concluded that the expected credit loss was insignificant, given the short-term nature of the balances and the counterparties' history of timely settlement (Note 23).

7. CASH AND CASH EQUIVALENTS

	As at December 31,
	2025	2024
Cash	6,278	3,642
Cash equivalents	64,521	7,548
Total cash and cash equivalents	70,799	11,190

As at December 31, 2025, $6,663 of cash and cash equivalents was held in US dollars (December 31, 2024 – $2,614), and $64,136 held in Argentine Pesos (December 31, 2024 – $8,576). As of December 31, 2025, and 2024, the company had no restricted cash and cash equivalents.

MINERA EXAR S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

8. OTHER RECEIVABLES AND PREPAYMENTS

Current

		As at December 31,
	Note	2025	2024
Advances to suppliers and other advances		13,148	14,871
Due from related parties	17a	89	232
VAT and other taxes receivable		30,824	-
Other receivables		220	4,085
Total other current receivables		44,281	19,188

Non-current

		As at December 31,
		2025	2024
VAT and other taxes receivable		4,484	11,610
Due from related parties	17a	4,826	3,274
Other receivable		274	3,298
Total other non-current receivables		9,584	18,182

9. INVENTORY

	As at December 31,
	2025	2024
Ponds and plant in-circuit inventories	144,422	133,960
Finished goods	19,694	20,557
Consumables	21,305	22,599
Supplies	63,951	64,471
Total inventory	249,372	241,587

During the year ended December 31, 2025, the Company reversed the $1,013 write-down recognised in 2024 following a recovery in the expected selling price of lithium carbonate. As at December 31, 2025, the carrying amount of inventory does not exceed its net realisable value and no write-down is recognised.

During the year 2024, the Company reversed the $5,140 write-down recognized in 2023, following a recovery in net realizable value of lithium carbonate. A subsequent decline in lithium carbonate prices resulted in a new write-down of $1,013 December 31, 2024. The net impact on the statement of comprehensive loss for the year ended December 31, 2024, was a gain of $4,127.

MINERA EXAR S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

10. MINERAL PROPERTIES

	Exploration assets	Mineral Properties costs	Total
Cost
As at December 31, 2023	44,077	143,043	187,120
Additions	6,390	10,035	16,425
As at December 31, 2024	50,467	153,078	203,545
Additions	3,027	-	3,027
Reclassification	(33,586)	33,131	(455)
As at December 31, 2025	19,908	186,209	206,117

	Exploration assets	Mineral Properties costs	Total
Accumulated depreciation
As at December 31, 2023	-	-	-
Depreciation for the year		713	713
As at December 31, 2024	-	713	713
Depreciation for the year	-	3,030	3,030
As at December 31, 2025	-	3,743	3,743

	Exploration assets	Mineral Properties costs	Total
Net book value
As at December 31, 2024	50,467	152,365	202,832
As at December 31, 2025	19,908	182,466	202,374

11. PROPERTY, PLANT AND EQUIPMENT

	Plant	Equipment & machinery	Construction in progress	Transport & office equipment	Total
Cost
As at December 31, 2023	875,710	45,763	241,547	1,959	1,164,979
Additions	42,057	4,664	114,962	425	162,108
Transfers to inventory	-	(13,735)	-	-	(13,735)
Disposals	-	-	-	(37)	(37)
Transfers	313,851	(14,173)	(299,678)	-	-
As at December 31, 2024	1,231,618	22,519	56,831	2,347	1,313,315
Additions	455	1,780	10,456	102	12,793
Recovery of capitalized VAT	(30,859)	-	(654)	-	(31,513)
Transfers	5,585	-	(5,585)	-	-
As at December 31, 2025	1,206,799	24,299	61,048	2,449	1,294,595

MINERA EXAR S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

11. PROPERTY, PLANT AND EQUIPMENT (continued)

	Plant	Equipment & machinery	Construction in progress	Transport & office equipment	Total
Accumulated depreciation
As at December 31, 2023	22,376	9,624	-	1,256	33,256
Depreciation for the year	21,037	3,674	-	576	25,287
Disposals	-	-	-	(37)	(37)
As at December 31, 2024	43,413	13,298	-	1,795	58,506
Depreciation for the year	52,886	3,222	-	374	56,482
As at December 31, 2025	96,299	16,520	-	2,169	114,988

	Plant	Equipment & machinery	Construction in progress	Transport & office equipment	Total
Net book value
As at December 31, 2024	1,188,205	9,221	56,831	552	1,254,809
As at December 31, 2025	1,110,500	7,779	61,048	280	1,179,607

Borrowing costs directly attributable to the construction of the Cauchari-Olaroz project were capitalised as part of the cost of the related assets until October 1, 2024, upon the project reaching commercial production.

During the year ended December 31, 2025, no borrowing costs were capitalised (2024 – $86,136).

During the year ended December 31, 2024, capitalised borrowing costs of $86,136 comprised accrued interest, foreign exchange loss/gain and the blue-chip swap (“BCS”) gain related to the loans payable to Exar Capital and PGCo.

During the year ended December 31, 2025, the Company reclassified $5,585 from CIP to plant and equipment upon the assets becoming available for their intended use (2024 - $299,678).

During the year, the Company recovered VAT of $31,513 that had been capitalized as part of the cost of property, plant and equipment during the construction phase of the Cauchari-Olaroz project, as such amounts were previously considered non-refundable. The recovery has been recognized as a reduction of the carrying amount of the related assets. Following the commencement of commercial production, VAT on purchases is recoverable in the ordinary course and is no longer capitalized.

12. LOANS AND BORROWINGS

Current	As at December 31,
	2025	2024
Related party loans (Note 17)	-	637,685
Negotiable bonds (Note 22)	328	325
Bank loans	242,582	161,140
Total current debt	242,910	799,150

MINERA EXAR S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

12. LOANS AND BORROWINGS (continued)

Non-Current

Related party loans (Note 17)	993,489	570,527
Negotiable bonds (Note 22)	49,781	49,539
Bank loans	-	-
Total non-current debt	1,043,270	620,066

Changes in LOANS AND BORROWINGS

	As at December 31,
	2025	2024
Beginning balance	1,419,216	1,223,457
Proceeds from new loans	216,330	471,878
Accrued interests	132,770	118,502
Conversion of loans to equity — debt restructuring (Note 17)	(235,956)	-
Principal payments	(130,938)	(361,167)
Interest settled/paid	(23,122)	(27,869)
Others	(2,171)	-
Fair value movement on embedded derivative (Note 18)	(89,949)	(5,585)
Ending balance	1,286,180	1,419,216

13. SHARE CAPITAL

As at December 31, 2025, the share capital is $37,661 and is represented by 918,062 ordinary, registered, non-transferable shares with a par value of ARS$1 per share, each carrying one vote.

During the year ended December 31, 2025, the Company issued 198,588 new ordinary shares as part of the debt restructuring described in Note 17, whereby shareholder loans were contributed as equity by

Lithium Argentina and Ganfeng Lithium. New shares were issued to Lithium Argentina, Ganfeng, and JEMSE in proportions of 44.8%, 46.7%, and 8.5% respectively. Of the total capital contribution of $198,588, $147 was recognised as share capital at par value and $198,441 was recognised as share premium. Following the issuance, the Company's shares are held by Lithium Argentina AG (43.4%), Ganfeng Lithium Co., Ltd. (46.7%), JEMSE (8.5%), and 2265866 Ontario (1.4%). Shares issued to JEMSE are subject to a dividend assignment arrangement whereby one-third of JEMSE's future dividends will be paid to Lithium Argentina and Ganfeng as consideration for the shares issued (Note 17).

SHARES
Amount	Type	Number of votes per share	Nominal value ARS$	Subscribed,integrated and registered
411,613	Class A	1 vote	1	918,062
78,035	Class B	1 vote	1
428,414	Class C	1 vote	1

MINERA EXAR S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

13. SHARE CAPITAL (continued)

Class A shares are held by Lithium Argentina and Ontario, Class B shares are held by JEMSE, and Class C shares are held by Ganfeng.

14. COST OF SALES

	Years Ended December 31,
	2025	2024	2023
Operating costs	73,953	79,013	93,830
Reagents and other consumables	72,518	67,020	35,590
Salaries and benefits	31,139	31,454	21,166
Professional services and other costs	11,811	11,245	17,239
Depreciation	59,358	22,968	20,447
Taxes and insurance cost	491	1,377	313
Change in inventories before inventory write-down	(9,744)	(30,970)	(165,926)
Inventory write-down/(reversal of write-down)*	(1,013)	(4,127)	5,140
Total cost of sales	238,513	177,980	27,799

*Changes in inventories includes $5,259 of depreciation (2024: $2,772, 2023:$18,671)

15. OTHER ITEMS

a) SELLING EXPENSES

	Years ended December 31,
	2025	2024	2023
Export duties	10,292	6,953	1,320
Mining royalties	3,759	2,675	453
Export logistics expenses	6,524	3,872	-
Total selling expenses	20,575	13,500	1,773

b) GENERAL AND ADMINISTRATION EXPENSES

	Years ended December 31,
	2025	2024	2023
Professional fees	1,051	1,142	499
Salaries and benefits	3,335	2,860	2,059
Office and administration	6,832	5,216	216
Other	2,653	1,538	1,154
Total general and administration expenses	13,871	10,756	3,928

MINERA EXAR S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

15. OTHER ITEMS (continued)

c) OTHER OPERATING INCOME AND EXPENSE

	Years ended December 31,
	2025	2024	2023
Plant idle costs	-	-	(1,516)
Export refund	3,024	2,496	126
Total other operating (loss)/income	3,024	2,496	(1,390)

d) FINANCE COSTS

	Years ended December 31,
	2025	2024	2023
Related party interest - ECBV	(115,232)	(31,991)	-
Related party interest - PPG	(5,892)	(1,518)	-
Third party loan interest	(7,862)	(1,645)	-
Negotiable bonds interest	(4,000)	(548)	-
Other finance cost	(7,847)	(757)	-
Finance costs	(140,833)	(36,459)	-

16. SEGMENTED INFORMATION

The Company operates in a single operating segment and a single geographic area. Operating segments are reported in a manner consistent with the internal reporting to the executive leadership team who act as the operating decision-makers. The Company’s sole operation is the Cauchari-Olaroz lithium project located in the Province of Jujuy, Argentina, which has been in commercial production since October 1, 2024. All revenues and assets relate to this project.

17. RELATED PARTIES

The Company's related parties include its shareholders Lithium Argentina AG and Ganfeng, entities under common control within the group and entities controlled by key management personnel.

MINERA EXAR S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

17. RELATED PARTIES (continued)

a) Related party balances

As of December 31, 2025

Related party	Accounts receivable	Other receivables	Accounts payable and other liabilities	Loans
Ganfeng	24,705	2,440	(330)	-
Ontario	-	85	-	-
Exar Capital*	-	-	(28,550)	(920,687)
Lithium Argentina	25,507	2,301	-	-
Pastos Grandes	-	-	-	(72,802)
Litio Minera Argentina S.A.	618	-	-	-
Grupo Minero Los Boros	-	-	(8,339)	-
Entities associated with directors	-	89	(2,894)	-
As at December 31, 2025	50,830	4,915	(40,113)	(993,489)

(*) As at December 31, 2025, Minera Exar has payables to Exar Capital amounting to $28,550, primarily related to procurement support. Exar Capital facilitates the purchase of certain materials and supplies on behalf of Minera Exar. These transactions are settled by Minera Exar upon delivery of the goods and receipt of supplier documentation.

As of December 31, 2024

Related party	Accounts receivable	Other receivables	Accounts payable and other liabilities	Loans
Ganfeng	19,079	1,659	(5)	-
Ontario Inc.	-	62	(4)	-
Exar Capital*	-	-	(33,292)	(1,131,824)
Lithium Argentina	21,152	1,553	(427)	-
Pastos Grandes	-	-	-	(76,388)
Litio Minera Argentina S.A.	228	-	-	-
Grupo Minero Los Boros	-	-	(6,887)	-
Entities associated with directors	-	232	(6,399)	-
As at December 31, 2024	40,459	3,506	(47,014)	(1,208,212)

(*) As at December 31, 2024, Minera Exar has payables to Exar Capital amounting to $33,292, primarily related to procurement support. Exar Capital facilitates the purchase of certain materials and supplies on behalf of Minera Exar. These transactions are settled by Minera Exar upon delivery of the goods and receipt of supplier documentation.

MINERA EXAR S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

17. RELATED PARTIES (continued)

b) Related party transactions

Year ended December 31, 2025

Related party	Loans obtained	Collection	Interest settled	Interest accrued	Sales /purchase	Others
Ganfeng	-	(132,559)	-	-	137,276	1,365
Ontario	-	-	-	-	-	27
Exar Capital*	(5,052)	-	14,994	(115,232)	(41,483)	362,652
Lithium Argentina	-	(128,925)	-	-	133,281	1,174
Pastos Grandes	-	-	-	(5,892)	-	9,478
Litio Minera Argentina S.A.	-	-	-	-	-	390
Grupo Mineros los Boros	-	-	-	(1,452)	-	-
Entities associated with directors	-	-	-	-	(34,069)	37,431
Total	(5,052)	(261,484)	14,994	(122,576)	195,005	412,517

*The "Others" balance for Exar Capital of $362,651 comprises: (i) $234,246 relating to the conversion of loans to equity as part of the debt restructuring, being a non-cash transaction (Note 17c); (ii) $82,182 relating to foreign exchange effects arising from the Blue-Chip Swap differential on outstanding loan balances (Note 17c); (iii) $47,183 relating to supplier payments made by Exar Capital on behalf of the Company in the ordinary course of operations; and (iv) $(960) of other miscellaneous items.

Year ended December 31, 2024

Related party	Loans obtained	Collection	Interest payment	Interest accrued	Sales /purchase	Others
Ganfeng	-	(80,604)	-	-	102,890	458
Ontario	-	-	-	-	-	14
Exar Capital	(187,384)	-	23,697	(113,364)	(33,293)	40,557
Lithium Argentina	-	(66,970)	-	-	94,795	337
Pastos Grandes	(65,000)	-	-	(2,355)	-	(9,034)
Litio Minera Argentina S.A.	-	-	-	-	-	228
Grupo Mineros los Boros	-	-	-	(630)	-	-
Entities associated with directors	-	-	-	-	27,688	(33,776)
Total	(252,384)	(147,574)	23,697	(116,349)	192,080	(1,216)

c) Related parties loan agreements

Exar Capital B.V.

The Company entered into a series of loan agreements with Exar Capital to finance the construction and development of the Cauchari-Olaroz project (Note 1). These facilities continue to form the primary source of the Company's long-term financing.

MINERA EXAR S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

17. RELATED PARTIES (continued)

During the year ended December 31, 2025, loan additions from Exar Capital amounted to $5,052 (2024 - $187,384).

Debt Restructuring

On August 27, 2025, Minera Exar and Exar Capital completed a comprehensive restructuring of the intercompany loan arrangements (the "Restructuring").

As part of the Restructuring, Exar Capital assigned certain loan receivables from Minera Exar to its shareholders, Lithium Argentina and Ganfeng who subsequently contributed those receivables as equity. Prior to capitalization, Argentine withholding tax of $5,247 was settled in cash on the notional interest component of the assigned loans. Minera Exar issued 198,588 new shares to Lithium Argentina, Ganfeng, and JEMSE in proportion of 44.8%, 46.7%, and 8.5%, respectively. The total equity impact of $229,000 was recognised directly in equity, comprising $147 in share capital, $198,441 in contributed surplus, and $30,412 in other reserves, with no gain or loss recognised in profit or loss. To maintain JEMSE’s 8.5% equity interest, shares were issued to JEMSE without immediate cash consideration. JEMSE has agreed to repay this amount via assignment of one-third of its future dividends to Lithium Argentina and Ganfeng.

The remaining loans payable to Exar Capital were restructured into ten fixed-rate bullet tranches with maturities from 2028 to 2035 and interest rates of 8.28% to 9.11% per annum. The difference arising from the retroactive application of revised interest rates was recognised directly in equity as a shareholder contribution, with no gain or loss recognised in profit or loss.

Certain loan agreements may contain a settlement mechanism linked to the Blue-Chip Swap exchange rate, which gives rise to an embedded derivative separated from the host loan and measured at fair value through profit or loss (Note 18). As of December 31, 2025, the carrying value of loans payable to Exar Capital is $920,687, comprising the host loan measured at amortised cost and an embedded derivative liability of $9,348 measured at fair value through profit or loss (Note 18).

Pastos Grandes S.A. projects: (14.9% owned by Ganfeng and 85.1% owned by Lithium Argentina)

Loan agreement

On July 19, 2024, the Company entered into a loan agreement with PGCo for a total facility of $65,000. During the year ended December 31, 2024, the Company received disbursements of $15,200 in July 2024 and $49,800 in August 2024, fully drawing the facility. Both principal and interest mature five years from the date of each disbursement.

The loans are denominated in USD but repayable in Argentine pesos at the exchange rate at the date prevailing at the date of repayment. This settlement mechanism gives rise to an embedded derivative separated from the host loan and measured at fair value through profit or loss (Note 18).

In October 2025, the parties amended the loan agreement, revising the interest rate to 6.18%, applicable for fiscal year 2025 and subsequent periods. The amendment was accounted for as extinguishment of the existing loan with a carrying amount of $72,445 and the recognition of a new loan at the revised terms at its fair value of $70,735. As the transaction was between entities under common control, the resulting gain of $1,710 was recognised directly in equity, with no impact on profit or loss.

MINERA EXAR S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

17. RELATED PARTIES (continued)

As of December 31, 2025, the carrying value of loans payable to PGCo is $72,802, comprising the host loan measured at amortised cost and an embedded derivative liability of $1,267 measured at fair value through profit or loss (Note 18). The loan was fully repaid in February 2026 (Note 24).

d) Other agreements with related parties

Additionally, the Company has entered into the following transactions with controlled companies related to its president, who is also a director of Lithium Argentina:

•
Los Boros Option Agreement, entered into with Grupo Minero Los Boros on March 28, 2016, for the transfer of ownership of certain mining properties comprising a portion of the Cauchari-Olaroz project to the Company (see Note 19).
•
Construction services contract for the Cauchari-Olaroz project with Magna Construcciones S.R.L., amounting to $42 during the year ended December 31, 2025 (December 31, 2024 - $596).
•
Salt harvesting service contract with Servicios Mineros Cauchari S.A. (in which Magna holds a 49% stake), the purpose of which is to extract the salts deposited in the pools according to a harvesting program that meets operational requirements and transport them to storage points (stockpiles). As of December 31, 2025, the transaction amount is $24,122 (December 31, 2024 - $22,313)

The Company has also entered into the following transactions with entities under common shareholder control:

•
On October 8, 2025, the Company acquired promissory notes issued by Litio Minera Argentina for a total consideration of $30,000. The instruments were acquired at market value matured on December 15, 2025, and were repaid in full at maturity. There were no balances outstanding in respect of these instruments at December 31, 2025.
•
On September 23, 2025, the Company entered into an agreement to acquire the full rights over the mining concessions collectively referred to as the properties known as Cauchari East (Gemini Mine and Mercury Mine), located in the Province of Jujuy, from Pastos Grandes. The total purchase price amounted to $3,027 and was fully paid as of the date of these financial statements. The related asset has been recognized within Mineral Properties assets, under Exploration bucket (Note 10).

e) Key management personnel compensation

Key management personnel comprise the senior managers of Minera Exar with authority and responsibility for planning, directing and controlling the activities of the entity. Total compensation paid to key management personnel during the year amounted to $2,057 (2024 - $1,522).

MINERA EXAR S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

18. EMBEDDED DERIVATIVE ON RELATED PARTY LOANS

As of December 31, 2025, Minera Exar has loans payable to Exar Capital and PGCo. (collectively, the “Related Party Loans”) denominated in US dollars. Under the terms of the loan agreements, the Company may settle these loans in US dollars by providing Argentine Pesos at the implied market exchange rate prevailing in Argentina, commonly referred to as the BCS rate, an implied exchange rate derived from the simultaneous purchase and sale of USD-denominated Argentine securities in domestic and international markets. The BCS rate differs from the official exchange rate published by the Argentine Central Bank.

This settlement mechanism gives rise to an embedded derivative within the loan contracts. The Related Party Loans comprise a host loan accounted for at amortized cost and an embedded derivative, which is separated from the host and measured at fair value through profit or loss. Changes in the fair value of the embedded derivative are recognized in the statement of comprehensive loss under “Derivative gain/(loss).” During the year ended December 31, 2025, the Company recognised a derivative gain of $89,949 (2024 - loss of $3,713).

Valuation Assumptions

The fair value of the embedded derivative is estimated by applying the spread between BCS rate and the official Argentine Central Bank exchange rate to the outstanding USD loan balance, representing the incremental settlement cost attributable to the BCS mechanism. This valuation is classified as Level 2 in the fair value hierarchy as both rates represent observable market inputs. The key assumptions used in the fair value calculation as of December 31, 2025, and 2024 are as follows:

	As at December 31,
	2025	2024
Official exchange rate (ARS$/US$)	1,455.0	1,032.0
BCS exchange rate (ARS$/US$)	1,480.7	1,170.4

Breakdown of Related Party Loans and Derivative Liabilities

	Years ended December 31,
	2025	2024
Current liabilities
Loans from Exar Capital (host loan)	-	(584,474)
Derivative liability on loans from Exar Capital	-	(53,211)
Total current related party loans (Note 18)	-	(637,685)

Non-current liabilities
Loans from Exar Capital (host loan)	(911,339)	(455,820)
Derivative liability on loans from Exar Capital	(9,348)	(38,319)
	(920,687)	(494,139)

Loans from PGCo (host loan)	(71,535)	(67,354)
Derivative liability on loans from PGCo	(1,267)	(9,034)
	(72,802)	(76,388)

Total non-current related party loans (Note 18)	(993,489)	(570,527)

MINERA EXAR S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

18. EMBEDDED DERIVATIVE ON RELATED PARTY LOANS (continued)

Following the debt restructuring on August 27, 2025, all loans payable to Exar Capital B.V. were reclassified as non-current, reflecting revised maturities extending from 2028 to 2035 (Note 17).

19. PURCHASE OPTION AGREEMENT FOR MINING PROPERTIES OF THE LOS BOROS MINING GROUP

On September 11, 2018, Minera Exar exercised a purchase option agreement with Grupo Minero Los Boros (“Los Boros”) for the transfer of certain mining properties forming part of the Cauchari-Olaroz project.

Under the terms of the agreement, the Company paid $300 upon signing and, upon exercising the option, agreed to pay $12,000 in sixty quarterly instalments of $200 with the first instalment due on earlier of: (i) September 11, 2021 (three years from the exercise date); or (ii) the commencement of commercial production at a minimum of 20,000 tons of lithium carbonate equivalent per year. As security for the transfer of the mining property title, Grupo Minero Los Boros granted the Company a mortgage on these mining properties for $12,000.

In addition, the Company is required to pay an annual royalty of 3% of net profits to Grupo Minero Los Boros for 40 years, payable in Argentine pesos, annually within 10 business days after the end of each year. The Company has the right to cancel the first 20 years of this royalty obligation for a single payment of $7,000. No royalty expense has been recognised in respect of this obligation as the Company has not generated net profits since the commencement of commercial production.

As of December 31, 2025, four instalments totalling $800 have been paid. Fourteen instalments totalling $2,800 are contractually past due at December 31, 2025, deferred at the request of Grupo Minero Los Boros; no formal amendment to the payment schedule has been executed at the reporting date. The liability has been measured at its present value using a discount rate of 8.79% (December 31, 2024 — 13.19%) and amounts to $8,339 (December 31, 2024 — $6,900), presented in accrued liabilities of $3,566 and non-current other liabilities of $4,773. The change in discount rate resulted in a remeasurement gain of $868 recognised in financing income in profit or loss during the year ended December 31, 2025. Subsequent to December 31, 2025, the Company resumed discussions with Grupo Minero Los Boros regarding the suspended payment schedule and made the fifth instalment payment of $200 in February 2026.

20. SUPPLEMENTAL CASH FLOW INFORMATION

Years Ended December 31,
2025	2024	2023

Accrued/ unpaid interest	132,770	118,502	83,386
Capitalized translation loss/(gain)	-	76,202	(188,770)
Non-cash offset against other taxes	(9,640)	-	-
Additions to PP&E included in trade and other payables and prepaids	2,635	-	-

MINERA EXAR S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

21. DEFERRED INCOME TAX

The composition of income tax and deferred tax is as follows. Below is a reconciliation between the income tax charged to results and the amount that would result from applying the current tax rate to accounting profit:

	As at December 31,
	2025	2024	2023
Deferred tax assets
Accounts receivable and other receivables	-	8,865	8,489
Interests and currency translation effects	105,056	110,086	71,513
Inflation effects	-	-	81,322
Mineral Properties	21,995	28,548	-
Deferred tax results and losses	12,090	-	-
	139,141	147,499	161,324
Deferred tax liabilities
Accounts receivable	(233)	-	-
Property, plant and equipment	(184,342)	(214,942)	(123,270)
Mineral Properties	-	-	(15,111)
Inventories	(38,255)	(30,732)	(48,050)
Other	-	(127)	(362)
	(222,830)	(245,801)	(186,793)

Total	(83,689)	(98,302)	(25,469)

	Years Ended December 31,
	2025	2024	2023
(Loss)/income before income taxes	(53,375)	39,998	254,129
Applicable tax rate	35%	35%	35%
Expected income tax recovery/(expense) for the year at the tax rate	18,681	(13,999)	(88,945)
Increase/(decrease) in income tax provision resulting from:
Tax inflation adjustment, impact of rate changes and others*	(4,067)	(58,834)	(35,641)
Total income tax recovery/(expense) for the fiscal year	14,614	(72,833)	(124,586)
Current income taxes	-	-	-
Deferred income tax recovery/(expense)	14,614	(72,833)	(124,586)
Total income tax recovery/(expense)	14,614	(72,833)	(124,586)

(*) Includes adjustment for tax inflation, conversion differences, and other permanent differences.

22. GLOBAL PROGRAM FOR THE ISSUANCE OF NEGOTIABLE BONDS

On February 21, 2024, the shareholders of the Company approved the creation of a Global Program for the issuance of non-convertible Negotiable Bonds for a maximum amount of $500,000 or its equivalent in other currencies (“the Program”). On February 22, 2024, the Board of Directors approved the terms and conditions of the Program. The Program was authorised by the National Securities Commission on August 14, 2024.

MINERA EXAR S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

22. GLOBAL PROGRAM FOR THE ISSUANCE OF NEGOTIABLE BONDS (continued)

On November 7, 2024, the Company issued Class I negotiable bonds for total proceeds of $50,000 (the “Bonds”). Class I bonds are denominated and payable in US dollars in Argentina, at a fixed annual nominal interest rate of 8% with semi-annual interest payments, and are unsecured. The Bonds principal will mature in two equal tranches of $25,000: the first tranche on May 11, 2027, and the second tranche on November 11, 2027.

As at December 31, 2025 the carrying value of the Bonds is $50,109 measured at amortised cost. The fair value of the Bonds as of December 31, 2025, determined by reference to quoted market prices (Level 1), was $48,826.

23. FINANCIAL INSTRUMENTS

a) Fair value measurements

Financial instruments recorded at fair value on the statements of financial position and presented in fair value disclosures are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

Level 3 – Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs are available. A financial instrument is classified at the lowest level of the hierarchy for which a significant input has been used in measuring fair value.

Cash and cash equivalents, trade and other receivables, accounts payable, negotiable bonds, and the Los Boros royalty obligation are measured at amortized cost, with carrying amounts disclosed in the respective notes.

Financial investments and the embedded derivative on the related party loans are measured at FVTPL.

Financial investments comprise short-term instruments denominated in Argentine pesos, held to partially offset the Company's net ARS monetary exposure. Sovereign bonds and other financial instruments are classified at Level 1 with fair value determined using quoted market prices; mutual fund holdings are classified at Level 2 with fair value determined using observable net asset values published by fund managers. The embedded derivative on related party loans is classified at Level 2 with fair value determined using the spread between the Blue-Chip Swap rate and the official Argentine Central Bank exchange rate applied to the outstanding USD loan balance (Note 18).

During the year ended December 31, 2025, net fair value gains/(losses) on financial investments of $75 (2024: $nil) were recognized in profit or loss.

The negotiable bonds (Note 22) are carried at amortized cost; their fair value based on quoted market prices (Level 1) was $48,826 as at December 31, 2025 (2024 - $43,361). The carrying value of all other financial instruments measured at amortized cost approximates their fair value.

MINERA EXAR S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

23. FINANCIAL INSTRUMENTS (continued)

b) Financial risk management

The Company manages risks to minimize potential losses. The primary objective of the Company’s risk management process is to ensure that the risks are properly identified and monitored, and that the capital base maintained by the Company is adequate in relation to those risks.

The principal risks impacting the Company’s financial instruments are described below.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company's accounts receivable arise primarily from lithium carbonate sales to its shareholders, Lithium Argentina and Ganfeng (Note 17). Given the related party nature of these receivables and the settlement history, the Company's exposure to customer credit risk is considered low.

The Company's cash and cash equivalents are held through large financial institutions, with expected credit losses estimated to be negligible. The Company performed an expected credit loss assessment for its trade and other receivables, which did not indicate any significant credit risk, as the majority of the outstanding balances were settled subsequent to the year-end.

Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due. The Company manages liquidity risk by maintaining sufficient cash and cash equivalents and by preparing annual budgets approved by the Board of Directors, supported by regular cash flow and liquidity forecasts.

The Company’s operations have been financed by companies within the group, and during 2025 the Company continued to generate cash inflows from sales. Based on its current cash position, forecasted cash flows, and ongoing financial support from the group, management believes the Company has sufficient liquidity to meet its obligations for the foreseeable future.

The following table presents the contractual undiscounted cash flows of the Company's financial liabilities by remaining maturity at December 31, 2025:

	< 1 Year	1–5 Years	> 5 Years	Total
Accounts payable and accrued liabilities	53,238	-	-	53,238
Loans payable — Exar Capital B.V. (Note 17)	-	299,632	1,377,630	1,677,262
Loans payable — PGCo (Note 17, Note 24)	72,015	-	-	72,015
Third party bank loans	251,445	-	-	251,445
Negotiable bonds	4,000	52,992	-	56,992
Los Boros royalty obligation	831	3,212	7,200	11,243
TOTAL	381,529	355,836	1,384,830	2,122,195

MINERA EXAR S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

23. FINANCIAL INSTRUMENTS (continued)

Market risk

Market risk encompasses a range of risks. Movement in risk factors, such as market price risk, currency risk, can affect the fair values of financial assets and liabilities.

Interest rate risk

The Company is exposed to cash flow interest rate risk on floating rate borrowings, which are denominated in USD and bear interest at rates linked to SOFR (Secured Overnight Financing Rate). As at December 31, 2025, the outstanding balance of SOFR-linked borrowings was $100,000 (2024: $nil). A 100 basis point increase/decrease in SOFR rates, with all other variables held constant, would increase/decrease interest expense by approximately $497 (2024: $nil) on an annualized basis.

Foreign Currency Risk

The Company is exposed to foreign currency risks arising from its net exposure to assets and liabilities denominated in currencies other than its functional currency, the U.S. dollar, primarily the Argentine peso (ARS). While revenue from lithium carbonate sales and substantially all financing activities are denominated in USD, a portion of operating costs, including labour, local contractors, utilities, and regulatory charges, are incurred in ARS.

The Company maintains ARS-denominated monetary assets including cash and cash equivalents, advances to suppliers, and various tax-related balances such as VAT receivables expected to be recovered through export recovery claims, tax and customs withholdings, and debit and credit tax balances.

The Company holds financial investments with a fair value of $16,083 as at December 31, 2025, comprising ARS-denominated sovereign bonds, mutual funds and other financial instruments which serve to partially offset the Company's net ARS monetary exposure. These instruments are not formally designated as hedging instruments under IFRS 9. The Company does not otherwise use derivative instruments to manage its foreign currency exposure.

The Company's ARS monetary position is also affected by Argentine foreign exchange regulations, which have undergone significant changes in recent years. Until April 2025, exporters were required to convert foreign currency export proceeds into Argentine pesos, and the Argentine Central Bank regulated cross-border capital flows including dividends and foreign currency loan conversions. On April 11, 2025, the Argentine Government announced the removal of foreign exchange controls and implemented a new exchange rate regime with a floating band between ARS 1,000 and ARS 1,400 per USD, with a 1% monthly adjustment, as part of a new agreement with the IMF. Emergency Decree No. 269/2025 simultaneously repealed the Dólar Blend mechanism, requiring 100% of export proceeds to be repatriated and settled through the official foreign exchange market, with certain exceptions for specific export regimes.

Given the Company's net ARS monetary position after considering the above investments, a fluctuation of ±10% in the ARS/USD exchange rate is not expected to have a material impact on the Company's financial statements.

MINERA EXAR S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

23. FINANCIAL INSTRUMENTS (continued)

Capital risk management

The Company’s objectives in managing capital are to safeguard its ability to continue as a going concern in order to pursue the exploration and development of its mineral properties, while maintaining a flexible capital structure that optimises the cost of capital at an acceptable level of risk. The capital structure of the Company consists of related parties’ loans and borrowings, and bank loans, comprising issued capital, contributed surplus, and deficit. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

Management reviews its capital management approach on an ongoing basis and believes that, given the relative size of the Company, this approach is reasonable. There were no changes in the Company’s approach to capital management during the year ended December 31, 2025.

24. SUBSEQUENT EVENT

On February 10, 2026, Minera Exar S.A. repaid in full the credit facility granted by Pastos Grandes Co. S.A. ("PGCo"), a related party. The total amount paid was $72,015, comprising principal, accrued interest, and related transaction costs (see Note 17).

To finance this repayment, the Company entered into local capital market transactions: exchange-traded repos (cauciones bursátiles) for $63,400 and a promissory note (pagaré bursátil) for $12,200, generating financial liabilities for the same amounts. These liabilities will be settled at their respective maturities in the first half of 2026 using proceeds from the underlying collateral securities.

Additionally, on February 5, 2026, the Company obtained a short-term export pre-financing facility of $20,000 from a major financial institution, maturing on August 5, 2026.